UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

(Amendment No. 1)

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE SPENDSMART PAYMENTS COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

848324208

(CUSIP Number of Common Stock Underlying Warrants)

Kim Petry

Chief Financial Officer

2680 Berkshire Pkwy, Suite 130

Des Moines, IA 50325

Phone: (866) 497-6081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Seth I. Rubin, Esq.

Ron Ben-Bassat, Esq.

Ruskin Moscou Faltischek, P.C.

1425 RXR Plaza, East Tower

Uniondale, New York 11556

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$11,193,357	$1,527

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 2,529,572 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 634,916 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on December 13, 2012 and November 30, 2012; and (ii) outstanding warrants to purchase 1,016,518 shares of the Company’s common stock issued to investors participating in the Company’s financing completed on July 19, 2012, June 20, 2012 and May 24, 2012; (iii) outstanding warrants to purchase 446,188 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on October 21, 2011 and November 21, 2011; and (iv) outstanding warrants to purchase an aggregate of 431,950 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010. The transaction value is calculated pursuant to Rule 0-11 using $4.425 per share of common stock, which represents the average of the high and low sales price of the common stock on June 3, 2013.

(2)	Calculated by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,527	Filing Party: The SpendSmart Payments Company
Form or Registration Number: 005-59515	Date Filed: June 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2013 (the “Schedule TO”), relating to an offer by The SpendSmart Payments Company (the “Company”) to amend warrants to purchase an aggregate of 2,529,572 shares of common stock, including: (i) outstanding warrants to purchase 634,916 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on December 13, 2012 and November 30, 2012; and (ii) outstanding warrants to purchase 1,016,518 shares of the Company’s common stock issued to investors participating in the Company’s financing completed on July 19, 2012, June 20, 2012 and May 24, 2012; (iii) outstanding warrants to purchase 446,188 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on October 21, 2011 and November 21, 2011; and (iv) outstanding warrants to purchase an aggregate of 431,950 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 10.	FINANCIAL STATEMENTS.

Items 10(a) and 10(b) of the Schedule TO are hereby amended and supplemented as follows:

Pro Forma Information

The following tables present unaudited pro forma condensed financial data for the Company disclosing the effect of the Offer to Amend and Exercise on the Company’s:

(i)	balance sheet as of March 31, 2013;

(ii)	statement of income and earnings per share for the quarterly period ended March 31, 2013; and

(iii)	book value per share as of March 31, 2013.

In preparing this pro forma condensed financial data the Company assumed that all holders of Original Warrants elected to participate in the Offer to Amend and Exercise for all 2,529,572 warrant shares eligible to participate in such Offer to Amend and Exercise and that the Offer to Amend and Exercise was completed as of the end of the quarterly period ended March 31, 2013. The pro forma condensed financial data is presented for informational and illustrative purposes only. The data does not purport to represent what our consolidated financial data would have been if the Offer to Amend and Exercise was completed for all eligible warrant shares as of March 31, 2013, and the data does not purport to project our future consolidated statement of operations or financial position. Numbers are in thousands, except for share and per share data.

	Three Months Ended March 31, 2013			Six Months Ended March 31, 2013
	Actual	Adjustments	Pro-forma	Actual	Adjustments	Pro-forma
Statement of Operations Data
Net revenues	$298,686	-	$298,686	$546,182	-	$546,182
Gross profit	$(256,136)	-	$(256,136)	$(395,994)	-	$(395,994)
Operating loss	$(5,109,495)	-	$(5,109,495)	$(15,631,304)	-	$(15,631,304)
Net income (loss)	$(5,427,408)	$(500,000)*	$(5,927,408)	$(6,560,241)	$(500,000)	$(7,060,241)
Net income (loss) per share
Basic	$(0.70)	$(0.06)	$(0.76)	$(0.92)	$(0.07)	$(0.99)
Diluted	$(0.70)	$(0.06)	$(0.76)	$(0.92)	$(0.07)	$(0.99)

*	Estimated warrant agent fee

	As of March 31, 2013
	Actual	Adjustments	Pro-forma
Balance Sheet Data
Current assets	$2,758,908	$5,100,000 *	$7,858,908
Non-current assets	$12,150	-	$12,150
Current liabilities	$1,823,295	-	$1,823,295
Long-term liabilities	$0	-	$0
Stockholders’ equity (deficit)	$947,763	$(5,100,000)	$(4,152,237)
Book value per share	$0.12	$(0.65)	$(0.53)
Shares outstanding	$7,768,072	-	$7,768,072

*	Assumes all warrants in the tender offer are exercised for a total of $5.6 million less $500k in warrant agent fees related to the tender offer.

Summary Financial Information

The following tables set forth our summary statement of operations data for the fiscal year ended September 30, 2012, for the three months ended December 31, 2012, and our summary balance sheet data as of September 30, 2012 and December 31, 2012. Our statement of operations and balance sheet data for the fiscal year ended September 30, 2012 was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on December 26, 2012 (the “10-K”). Our statement of operations data for the six months ended March 31, 2013 and our balance sheet data as of March 31, 2013 were derived from our unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q filed with the SEC on May 17, 2013 (the “10-Q”). In the opinion of management the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The results indicated below and elsewhere in this Offer to Amend and Exercise are not necessarily indicative of our future performance. You should read this information together with our consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes included in the 10-K and the 10-Q.

	March 31, 2013	September 30, 2012
	(Unaudited)	(Audited)
BALANCE SHEET DATA
Total current assets	$2,758,908	$5,783,813
Total liabilities	$1,823,295	$20,779,012
Stockholder's equity (deficiency)	$2,771,058	$(24,152,816)

	Six
	Months	Year
	Ended	Ended
	March 31, 2013	September 30, 2012
	(Unaudited)	(Audited)
OPERATING DATA
Revenues	$546,182	$1,009,250
Net loss	$(6,560,248)	$(25,718,244)
Net income (loss) per share
Basic	$(0.92)	$(1.25)
Diluted	$(0.92)	$(1.25)

Our net tangible book value as of March 31, 2013 was approximately $947,763, or approximately $0.12 per share.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)*	Letter to Holders of Original Warrants

	(1)(B)*	Offer to Amend and Exercise

	(1)(C)*	Form of Election to Participate and Exercise Warrant
	(1)(D)*	Form of Notice of Withdrawal

	(1)(E)*	Form of Amended $7.50 December Warrant

	(1)(F)*	Form of Amended $9.00 December Warrant

	(1)(G)*	Form of Amended $7.50 Investor Warrant

	(1)(H)*	Form of Amended $9.00 Investor Warrant

	(1)(I)*	Form of Amended $7.50 2011 Warrant
	(1)(J)*	Form of Amended $9.00 2011 Warrant
	(1)(K)*	Form of Amended $6.00 2010 Warrant
	(1)(L)*	Form of Amended $9.00 2010 Warrant
	(5)(A)*	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (as filed with the SEC on May 17, 2013 and incorporated herein by reference)
	(5)(B)*	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012 (as filed with the SEC on February 13, 2013 and incorporated herein by reference)
	5(C)*	Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (as filed with the SEC on December 26, 2012 and incorporated herein by reference)
	(5)(D)*	Form of December Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.73 to the Company’ Current Report on Form 8-K, as filed with the SEC on December 14, 2012)
	(5)(E)*	Form of Investor Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.66 to the Company’ Current Report on Form 8-K, as filed with the SEC on July 20, 2012)
	(5)(F)*	Form of 2011 Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.58 to the Company’ Current Report on Form 8-K, as filed with the SEC on November 25, 2011)
	(5)(G)	Form of 2010 Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.34 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)

(b)		Not applicable.

(c)		Not applicable.

(d)	(1)*	Warrant Agent Agreement, dated June 5, 2013, by and between the Company and Maxim Group, LLC
(2)*

Form of Registration Rights Agreement relating to the December Warrants (incorporated by reference to Exhibit 10.75 to the Company’ Current Report on Form 8-K, as filed with the SEC on December 14, 2012)

(3)*

Form of Registration Rights Agreement relating to the Investor Warrants (incorporated by reference to Exhibit 10.67 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 20, 2012).

	(4)*	Form of Registration Rights Agreement relating to the 2011 Warrants (incorporated by reference to Exhibit 10.60 to the Company’ Current Report on Form 8-K, as filed with the SEC on November 25, 2011)

	(5)*	Form of Registration Rights Agreement relating to the 2010 Warrants (incorporated by reference to Exhibit 10.36 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)

(e)		None.

(f)		None.

(g)		None.

(h)		Not applicable.

*   Previously filed.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SPENDSMART PAYMENTS COMPANY

By:	/s/ Michael R. McCoy
Name:	Michael R. McCoy
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: June 26, 2013